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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 7

                                    to


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                      Allstate Financial Corporation
                             (Name of Issuer)

                         Common Stock, No par value
                      (Title of Class of Securities)


                                02001110
                               (CUSIP Number)


                              David P. Levin
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               May 11, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:

                            Page 1 of 12 pages

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                                SCHEDULE 13D

CUSIP No.   02001110                           Page 2 of 12 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN CAPITAL MANAGEMENT, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         WC
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      405,500 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              405,500 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,500 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.07% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE
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                                SCHEDULE 13D

CUSIP No.   02001110                           Page 3 of 12 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SELIG PARTNERS, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         WC
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      41,700 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              41,700 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,700 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE
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                       Amendment No. 7 to Schedule 13D


        This Statement amends and restates, pursuant to Rule 101(a)(2)(ii) of Regulation S-T under the Securities Exchange
Act of 1934, as amended, concerning the first electronic amendments to a paper format Schedule 13D, the Schedule 13D, dated April 6, 1994, as amended by Amendment No. 1, dated May 20, 1994, Amendment No. 2, dated December 15, 1994, Amendment No. 3, dated December 21, 1994, Amendment No. 4, dated December 28, 1994, Amendment No. 5, dated January 31, 1995 and Amendment No. 6, dated February 9, 1995 (the "Schedule 13D"), filed by Scoggin Capital Management, L.P. and Selig Partners, L.P. (the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Company"). Notwithstanding this Amendment No. 7, the Schedule 13D speaks as of its respective dates.

 I. Item 1 of the Schedule 13D, "Security and Issuer," is hereby restated in its entirety as follows:

          "This Statement on Schedule 13D (the 'Statement') relates to the Common Stock, no par value (the 'Common Stock'), of Allstate Financial Corporation, a Virginia corporation (the 'Company'). The principal executive offices of the Company are located at 2700 S. Quincy Street, Arlington, Virginia 22206."

II. Item 2 of the Schedule 13D, "Identity and Background," is hereby restated in its entirety as follows:

     "(a)-(c) The names and addresses of the persons jointly filing this statement are:

          Scoggin Capital Management, L.P.
          790 Madison Avenue
          Suite 708
          New York, New York  10021

          Selig Partners, L.P.
          790 Madison Avenue
          Suite 708
          New York, New York  10021

Such persons are referred to herein as the 'Reporting Persons'."


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A. Scoggin Capital Management, L.P.

          Scoggin Capital Management, L.P. ("Scoggin") is a limited partnership organized under the laws of the state of Delaware and is principally engaged in the business of investing in securities.

          The general partner of Scoggin is S&E Partners L.P. ('S&E Partners'), a limited partnership organized under the laws of the state of Delaware. Scoggin Inc., a corporation organized under the laws of the state of Delaware, is sole general partner of S&E Partners.

          Each of S&E Partners and Scoggin Inc. is engaged in the business engaged in by Scoggin, and the address of each is:

          790 Madison Avenue
          Suite 708
          New York, New York  10021

Attached as Schedule I is information concerning the executive officers, directors and shareholders of Scoggin Inc.

B.  Selig Partners

          Selig Partners, L.P. ("Selig") is a limited partnership organized under the laws of the state of Delaware and is principally engaged in the business of investing in securities.

          The general partner of Selig is Timothy S. Mullen.

          Mr. Mullen is an investment analyst and is also engaged in the business engaged in by Selig. His business address is:

          790 Madison Avenue
          Suite 708
          New York, New York  10021

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the other persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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          (f)  Each natural person identified in this Item 2 is a
citizen of the United States."

III.      Item 3 of the Schedule 13D, "Source and
          Amount of Funds or Other Consideration," is amended and restated in its entirety as follows:

          "The cost of the shares of Common Stock reported owned by Scoggin and Selig was funded out of each such entity's working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In the case of Scoggin, the total cost of the reported shares was $2,374,513. In the case of Selig, the total cost of the reported shares was $233,377."

IV. Item 4 of the Schedule 13D, "Purpose of the Transaction," is hereby amended and restated in its entirety as follows:

          "The Reporting Persons have determined that they will solicit proxies to elect a slate of nominees in opposition to management's nominees at the Company's 1995 annual meeting and will soon file preliminary proxy materials with the Commission.

          As previously disclosed, in May 1994, representatives of the Reporting Persons met with the Company to discuss concerns regarding the market value of the Common Stock. On May 20, 1994, the Reporting Persons sent the Company the letter annexed as
Exhibit 2 to Amendment No. 1 to the Schedule 13D, which is incorporated herein by reference. As a result of management's failure to be responsive to the suggestions contained in the letter, and in light of events described in the Company's February 8, 1995 press release, the Reporting Persons began to seriously consider seeking the election of their nominees to the Board of Directors at the Company's 1995 annual meeting.

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         In May 1995, the Reporting Persons held discussions
with management concerning board representation for nominees of the Reporting Persons. The Company and the Reporting Persons could not reach agreement concerning such representation. As a result, the Reporting Persons determined that they will solicit proxies to elect a slate of nominees in opposition to management's nominees at the Company's 1995 annual meeting.

          As previously disclosed, the Reporting Persons believe that the Company must endeavor to maximize shareholder value. In this regard, the Reporting Persons have had discussions with management about the possible sale of the Company to a third party and have had discussions with two persons who have expressed a potential interest in purchasing all or a portion of the Company. The Reporting Persons have also contacted other shareholders of the Company to discuss their views with respect to the prospects of the Company and the maximization of shareholder value.

         Each of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it.
Each of the Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D."

V. Item 5(a)-(c) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated as follows:

     "A.  Scoggin Capital Management, L.P.

          (a) Scoggin beneficially owns an aggregate of 405,500 shares of Common Stock, representing approximately 13.07% of Common Stock outstanding.(1)



(1) Based upon 3,102,328 shares of Common Stock reported by the Company to be outstanding as of March 20, 1995 in its Annual Report on Form 10-KSB for the fiscal year ended
     December 31, 1994.


                                   7
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          (b)  Subject to the following two sentences, Scoggin
has sole power to vote and dispose of Common Stock beneficially owned by it. By reason of its position as general partner of Scoggin, S&E Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Scoggin. By reason of its position as general partner of S&E, Scoggin Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Scoggin and S&E Partners.

          (c)  None.

B.  Selig Partners, L.P.

          (a) Selig beneficially owns an aggregate of 41,700 shares of Common Stock, representing approximately 1.3% of the shares of Common Stock outstanding.(2)

          (b) Subject to the following sentence, Selig has sole power to vote and dispose of Common Stock beneficially owned by it. By reason of his position as general partner of Selig, Timothy S. Mullen may be deemed to possess the power to vote and dispose of Common Stock beneficially owned by Selig.

          (c)  None.

          The Reporting Persons intend to consult with each other from time to time and exchange information concerning the Company and their respective investments in the Common Stock, and as such may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. The Reporting Persons have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock. The Reporting Persons do not concede that they constitute such a group."









(2) Based upon 3,102,328 shares of Common Stock reported by the Company to be outstanding as of March 20, 1995 in its Annual Report on Form 10-KSB for the fiscal year ended
     December 31, 1994.


                                   8
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VI.  Item 6 of the Schedule 13D, "Contracts, Arrangements,
     Understandings or Relationships with Respect to Securities of the Issuer," is hereby restated in its entirety as follows:

     "None."

VII. Item 7 of the Schedule 13D, "Material to be Filed as
     Exhibits," is hereby restated in its entirety as follows:

"Exhibit 1     Agreement of joint filing pursuant to Rule 13d(1)-
               f promulgated under the Securities Exchange Act of 1934, as amended.

"Exhibit 2     Letter dated May 20, 1994, from Scoggin Capital
               Management, L.P. and Selig Partners, L.P. to the
               Company."





























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  May 12, 1995


                   SCOGGIN CAPITAL MANAGEMENT, L.P.

                   By:  Craig Effron, President of
                        Scoggin Inc., the general partner of S&E
                        Partners L.P., the general partner of
                        Scoggin Capital Management, L.P.



                         /s/ Craig Effron

                        Name:  Craig Effron
























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  May 12, 1995



                        SELIG PARTNERS, L.P.


                        By:  Timothy S. Mullen, the sole general
                             partner of Selig Partners, L.P.


                              /s/ Timothy S. Mullen

                             Name:  Timothy S. Mullen

























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                                                     SCHEDULE I



                    EXECUTIVE OFFICERS AND DIRECTORS
                               SCOGGIN INC.


          The name and present principal occupation or employment of each of the executive officers and directors of Scoggin Inc. is set forth below. The business address of each such person is c/o Scoggin Capital Management, L.P., 790 Madison Avenue, Suite 708, New York, New York 10021.


Name and                 Present Principal
Positions Held           Occupation or Employment

Craig Effron             President of Scoggin Inc.
President and
Director

Curtis Schenker          Treasurer of Scoggin Inc.
Treasurer and
Director

          Messrs. Effron and Schenker each own 50% of the capital stock of Scoggin Inc.














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